UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2019 (Report No. 3)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on July 31, 2019, titled “Therapix Biosciences Announces Canadian Product License Issuance for TheraPEA (CannAmide™), a Non-Opiate Based Pain Management Supplement.”

The first two paragraphs and the sections titled “About CannAmide™” and “Forward-looking statements” in the press release are incorporated by reference into the registration statements on Form F-3 (File No. 333-225745) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Therapix Biosciences Ltd. on July 31, 2019, titled “Therapix Biosciences Announces Canadian Product License Issuance for TheraPEA (CannAmide™), a Non-Opiate Based Pain Management Supplement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
Date: July 31, 2019
	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer

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